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                                               Filed by Smithfield Foods, Inc.

                         Pursuant to Rule 425 under the Securities Act of 1933
                                      and deemed filed pursuant to Rule 14a-12
                                     under the Securities Exchange Act of 1934

                                                    Subject Company: IBP, Inc.
                                                    Commission File No. 1-6085

                                                               January 2, 2001

                                                         FOR IMMEDIATE RELEASE

             SMITHFIELD COMMENTS ON TYSON-IBP MERGER ANNOUNCEMENT

SMITHFIELD, VA, JANUARY 1, 2001 - Joseph W. Luter, III, Chairman and Chief Executive Officer of Smithfield Foods, Inc. (NYSE: SFD), today issued the following statement in response to the announcement by Tyson Foods that they have signed a definitive merger agreement to acquire IBP for $30 in cash and stock.

      "After conducting our due diligence process, we made an offer Friday afternoon, followed by an increased offer Sunday, to acquire all of the outstanding shares of IBP for $32 per share in a tax-free stock-for-stock combination. That offer expired at noon today under its own terms. We received no response to the increased offer from the IBP Special Committee. We believe that our offer was a full and fair price for the company, but given the additional synergies we identified during the due diligence process, it was within the bounds of our commitment to only do transactions that will be accretive and therefore, add value to our shareholders. With our track record of successfully integrating acquisitions and creating shareholder value, we believed then -- as we believe now -- that our proposal was the best proposal for IBP shareholders. We are confident that over the next 12 months and beyond the IBP shareholders will, in hindsight, conclude that our offer would have created superior value."

With annual sales of $5.2 billion, Smithfield Foods is the leading producer and marketer of fresh pork and processed meats in the United States. Smithfield Foods has a proven track record of creating shareholder value and successfully closing and integrating acquisitions. Since 1990, the company has completed 11 acquisitions, all of which have been successfully integrated into the company's strategy and operations. The company was ranked the number one FORTUNE 500 food stock in total return to investors, and placed in the top 15th percentile in total return to investors among all FORTUNE 500 companies, over the past 10 years. For more information, please visit www.smithfieldfoods.com.
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CONTACTS:

FOR INVESTORS:                FOR MEDIA:
Jerry Hostetter               Josh Pekarsky


Smithfield Foods, Inc.        Sarah Zitter-Milstein
(212) 758-2100                Kekst and Company
                              (212) 521-4800

THIS PRESS RELEASE MAY CONTAIN "FORWARD-LOOKING" INFORMATION WITHIN THE MEANING OF THE FEDERAL SECURITIES LAWS. THE FORWARD-LOOKING INFORMATION MAY INCLUDE STATEMENTS CONCERNING SMITHFIELD'S OR IBP'S OUTLOOK FOR THE FUTURE, THE ABILITY TO REALIZE ESTIMATED SYNERGIES, AS WELL AS OTHER STATEMENTS OF BELIEFS, FUTURE PLANS AND STRATEGIES OR ANTICIPATED EVENTS, AND SIMILAR EXPRESSIONS CONCERNING MATTERS THAT ARE NOT HISTORICAL FACTS. FORWARD-LOOKING STATEMENTS ARE SUBJECT TO RISKS AND UNCERTAINTIES THAT COULD CAUSE ACTUAL RESULTS TO DIFFER MATERIALLY FROM THOSE EXPRESSED IN, OR IMPLIED BY, THE STATEMENTS. THE FOLLOWING FACTORS, AMONG OTHERS, COULD CAUSE ACTUAL RESULTS TO DIFFER MATERIALLY FROM THOSE EXPRESSED IN, OR IMPLIED BY, THE STATEMENTS: THE RISKS THAT SMITHFIELD'S AND IBP'S BUSINESSES WILL NOT BE INTEGRATED SUCCESSFULLY, THE RISK THAT SMITHFIELD AND IBP WILL NOT REALIZE ESTIMATED SYNERGIES, COSTS RELATING TO THE PROPOSED TRANSACTION, THE AVAILABILITY AND PRICES OF LIVE HOGS, LIVE CATTLE, RAW MATERIALS AND SUPPLIES, PRODUCT PRICING, THE COMPETITIVE ENVIRONMENT AND RELATED MARKET CONDITIONS, OPERATING EFFICIENCIES, ACCESS TO CAPITAL, ACTIONS OF DOMESTIC AND FOREIGN GOVERNMENTS AND OTHER FACTORS DISCUSSED IN SMITHFIELD'S AND IBP'S RESPECTIVE FILINGS WITH THE SEC.

More detailed information pertaining to Smithfield's proposal will be set forth in appropriate filings to be made with the SEC. We urge stockholders to read any relevant documents that may be filed with the SEC because they will contain important information. Stockholders will be able to obtain a free copy of any filings containing information about Smithfield and IBP, without charge, at the SEC's Internet site (http://www.sec.gov). Copies of any filings containing information about Smithfield can also be obtained, without charge, by directing a request to Smithfield Foods, Inc., 200 Commerce Street, Smithfield, Virginia 23430, Attention: Office of the Corporate Secretary (757-365-3000).

This communication shall not constitute an offer to sell or the solicitation of an offer to buy securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such jurisdiction. Smithfield and certain other persons named below may be deemed to be participants in the solicitation of proxies. The participants in this solicitation may include the directors and executive officers of Smithfield. A detailed list of the names of Smithfield's directors and officers is contained in Smithfield's proxy statement for its 2000 annual meeting, which may be obtained without charge at the SEC's Internet site (http://www.sec.gov).

As of the date of this communication, none of the foregoing participants, other than Smithfield (which beneficially owns approximately 6.6% of IBP's common stock), individually beneficially owns in excess of 5% of IBP's common stock. Except as disclosed above and in Smithfield's proxy statement for its 2000 annual meeting and other documents filed with the SEC including Smithfield's
Schedule 13D relating to the IBP common stock, to the knowledge of Smithfield, none of the directors or executive officers of Smithfield has any material interest, direct or indirect, by security holdings or otherwise, in Smithfield or IBP.

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